Oncolytics Biotech® to Engage FDA for Potential Registration-Enabled Study in First-Line Pancreatic Cancer with Goal to Launch Trial Activities by Year-End

Clear regulatory path and strong survival data in first-line metastatic pancreatic ductal adenocarcinoma (mPDAC) support accelerated strategy to drive shareholder value and partnership opportunities

SAN DIEGO, CA and CALGARY, AB, July 29, 2025 – Oncolytics Biotech® Inc. (Nasdaq: ONCY) (TSX: ONC) (“Oncolytics” or the “Company”), a clinical-stage immunotherapy company developing pelareorep, today announced it has initiated regulatory discussions with the U.S. Food and Drug Administration (FDA) for a potential registration-enabled pivotal study in first-line metastatic pancreatic ductal adenocarcinoma (mPDAC). Assuming discussions with the FDA go as expected, the Company expects to commence study start-up activities before the end of 2025.

This milestone reflects Oncolytics’ conviction in pelareorep’s differentiated mechanism of action and its encouraging survival signal in one of the most lethal and underserved solid tumors. The FDA interaction will focus on finalizing a clinical trial design that leverages pelareorep’s demonstrated synergy with chemotherapy with or without checkpoint inhibition, and overall survival as the primary endpoint. Among the potential options, Oncolytics will consider proposing an adaptive study in collaboration with a third party.

“We expect to move quickly and decisively down a clear regulatory path,” said Jared Kelly, Chief Executive Officer of Oncolytics. “This is about execution and focus. Our goal is to win on survival—and this pivotal study is how we do it. We believe this program not only creates significant value for shareholders but also positions Oncolytics as a highly attractive partner for pharma companies seeking to break open the immunotherapy landscape in mPDAC and other GI tumors.”

Oncolytics’ recent Key Opinion Leader event reinforced the clinical promise of pelareorep in mPDAC and other gastrointestinal (GI) cancers, including KRAS-mutated colorectal cancer, and validated its ability to transform “cold” tumors into immunologically active ones. Experts emphasized the scarcity of innovation in pancreatic cancer and the urgent demand for new immunotherapies that can deliver a survival benefit in this setting.

With Fast Track and Orphan Drug designations in mPDAC and translational data supporting pelareorep’s immunologic activity, the Company believes it is well-positioned to engage potential partners seeking to bolster their GI oncology pipelines. The upcoming regulatory discussions and planned trial initiation represent major catalysts for strategic collaboration and long-term value creation.

Additional information on the study design, timelines, and next steps will be provided following regulatory feedback.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and early-phase studies in pancreatic and colorectal cancer. It induces anti-cancer immune responses by converting immunologically “cold” tumors “hot” through the activation of innate and adaptive immune responses.

The Company is advancing pelareorep in combination with chemotherapy and checkpoint inhibitors in metastatic breast and pancreatic cancers, both of which have received Fast Track designation from the

FDA. Oncolytics is actively pursuing strategic partnerships to accelerate development and maximize commercial impact. For more about Oncolytics, please visit: www.oncolyticsbiotech.com or follow the Company on social media on LinkedIn and on X @oncolytics.

Forward-looking statements
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements contained in this press release include statements regarding Oncolytics’ belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic; our plans for a potential registration-enabled pivotal study in first-line mPDAC and the anticipated potential timing of commencement of start-up activities and enrollment in a study, the focus of our discussions with the FDA in respect of the study; the anticipated trial design; our plans to move quickly and decisively down a clear regulatory path; our goals, strategies and objectives; our belief in the clinical promise of pelareorep in mPDAC and other gastrointestinal cancers; our belief that we are well-positioned to engage potential partners seeking to bolster their GI oncology pipelines; and our active pursuit of strategic partnerships. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. These statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those anticipated. These risks include, but are not limited to, regulatory outcomes, trial execution, financial resources, and market dynamics. Please refer to Oncolytics' public filings with securities regulators in the U.S. and Canada for more information. The company assumes no obligation to update forward-looking statements, except as required by laws.

Company Contact
Jon Patton
Director of IR & Communication
jpatton@oncolytics.ca

Investor Relations for Oncolytics
Mike Moyer
LifeSci Advisors
+1-617-308-4306
mmoyer@lifesciadvisors.com

Media Contact for Oncolytics
Owen Blaschak
LifeSci Communications
oblaschak@lifescicomms.com